August 2, 2006

Mr. Van B. Honeycutt, Chairman
  and Chief Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

>   **Re: Computer Sciences Corporation**
>   **Form 10-K for Fiscal Year Ended March 31, 2006**
>   **Form 8-K Filed May 23, 2006**
>   **File No. 001-04850**

Dear Mr. Honeycutt:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1. Please tell us whether your depreciation and amortization expense line item includes amortization related to acquired technology, software development, or

outsourcing contract costs. If so, please explain to us why such expenses are not classified as cost of services.

2. We note that you consider write-downs of outsourcing contract costs and certain equipment associated with revenue generating contracts to be "special items" within your statements of income. Please explain to us how you considered reporting such amounts as cost of services.

Note 1 – Summary of Significant Accounting Policies

Depreciation and Amortization, page 49

3. We note that the Company amortizes software over periods ranging from 2 to 10 years. Please describe to us the nature of any significant software assets for which you use an expected life of more than 5 years and explain why you believe those lives are appropriate.

Software Development Costs, page 49

4. We note your disclosure that software amortization expense is "not less than the straight-line amortization expense over the product useful life."   Please tell us how this policy complies with paragraph 8 of SFAS 86.

Note 7 – Income Taxes, page 60

5. We note that you have accrued $250.2 million for income tax issues not yet resolved with federal, state and foreign tax authorities. Please explain to us the nature of these contingencies and indicate when you expect such matters to be resolved. In addition, consider disclosing such information in your future filings.

Note 11 – Commitments and Contingencies, page 73

6. We note your disclosure that you have submitted requests for equitable reimbursement (REA's), or claims, for out-of-scope work on two government contracts totaling more than $900 million for which you have recorded assets of $770 million. We further note that the out-of-scope work was caused by the customers and that you believe you have a legal basis for recovery and that collection is probable. Please describe to us the specific nature of the out-of-scope work, describe your history of collecting claims made under similar circumstances and support your conclusion that collection is probable.

Quarterly Financial Information (Unaudited), page 79

7. Please explain to us how your presentation complies with Item 302(a) of Regulation S-K.

Form 8-K filed May 23, 2006

Exhibit 99.1

8. We note that you disclose several non-GAAP measures that exclude recurring items. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, the disclosure does not explain, in sufficient detail, the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Please explain to us how your current disclosure meets these requirements.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief